July 24, 2019

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer Power Solutions, Inc.
Preliminary Merger Information Statement on Schedule 14C
Filed July 3, 2019
File No. 001-35212

Ladies and Gentlemen:

We are writing in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2019 regarding the Preliminary Merger Information Statement on Schedule 14C filed with the Commission on July 3, 2019 (the “Information Statement”) by of Pioneer Power Solutions, Inc. (the “Company,” “we,” “our” or “us”). We are concurrently filing via EDGAR this letter and a revised Information Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as a copy of the Information Statement marked to show all changes from the version filed on July 3, 2019.

We have repeated the Staff’s comments below in bold, followed by our response. Except for page references appearing in the headings and Staff comments below (which are references to the Information Statement filed on July 3, 2019), all page references herein correspond to the page of the revised Information Statement.

Will Pioneer Power’s common stock remain listed on NASDAQ if the Equity Transaction is completed?, page 11

1.	We note your disclosure that "[b]ecause the size of Pioneer Power’s operating business will be reduced following the consummation of the Equity Transaction, Pioneer Power may be notified that, in NASDAQ’s view, Pioneer Power no longer satisfies the continued listing standards of NASDAQ, and that Pioneer Power’s common stock will be delisted pursuant to NASDAQ’s authority under NASDAQ Listing Rule 5101." Given your reference to Rule 5101, please tell us, with a view towards revised disclosure if appropriate, if there are factors other than your reduced size under Rule 5101 that could cause you to be delisted. Also, clarify the criteria which you must satisfy to maintain continued listing on NasdaqCM and whether, in light of your expected operations following the Equity Transaction, you expect to satisfy those criteria.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 11, 15 and 19 of the Information Statement to eliminate the reference to NASDAQ Listing Rule 5101 and to set forth the criteria that the Company will be required to satisfy in order to maintain the listing of its common stock on the NASDAQ Capital Market following the completion of the Equity Transaction (as defined in the Information Statement). The Company believes that it will meet each of the applicable criteria upon the completion of the Equity Transaction. However, certain of the criteria that the Company will be required to satisfy to maintain the listing of its common stock on the NASDAQ Capital Market following the completion of the Equity Transaction are outside of the Company’s direct control, such as the bid price of the Company’s common stock, the number of holders of its common stock and the value of its publicly held shares, and as such, the Company cannot predict the extent to which market factors may affect its ability to satisfy such criteria.

The Equity Transaction Accounting Treatment, page 41

2.	Please revise to include the company's financial information called for by Item 13(a) of Schedule 14A. This includes the company's audited financial statements for the two most recent fiscal years plus unaudited interim periods. You may incorporate by reference these financial statements if you meet the requirements outlined in Item 13(b) of Schedule 14A. Refer to Item 1 of Schedule 14C.

Response: The Company respectfully advises the Staff that it has revised the Information Statement to include the financial information required by Item 13(a) of Schedule 14A.

3.	Under Item 1 of Schedule 14C, a company must furnish the information called for by all of the items of Schedule 14A of Regulation 14A which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Please revise to include the financial information called for by Items 13 and 14(a)(4) of Schedule 14A for the sale of Electrogroup, Jefferson and JE Mexico. This includes the unaudited financial statements of Electrogroup, Jefferson and JE Mexico for the two most recent fiscal years plus interim periods and pro forma financial information giving effect to disposals for the latest complete fiscal year and subsequent interim period. If the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods. Refer also to Rule 8-04 of Regulation S-X and the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: The Company respectfully advises the Staff that it has revised the Information Statement to include the financial information required by Items 13 and 14(a)(4) of Schedule 14A for the sale of Electrogroup Canada, Inc., Jefferson Electric, Inc. and JE Mexican Holdings, Inc.

Should the Staff have additional questions or comments concerning the foregoing, please contact Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner
Haynes and Boone, LLP
(212) 659-4974
Rick.Werner@haynesboone.com

cc:	Tara Harkins, Securities and Exchange Commission
Kevin Kuhar, Securities and Exchange Commission
Geoff Kruczek, Securities and Exchange Commission
Tim Buchmiller, Securities and Exchange Commission
Nathan J. Mazurek, Pioneer Power Solutions, Inc.
Michael Pritchard, Esq., Haynes and Boone LLP